Exhibit 99.1

GigaCloud Technology Inc Announces First Quarter 2023 Financial Results, Reaching Highest Profitability in the Company’s History

Hong Kong, May 24, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Total revenues were $127.8 million in the first quarter of 2023, an increase of 13.7% from $112.4 million in the first quarter of 2022.

•

Gross profit was $29.6 million in the first quarter of 2023, an increase of 75.3% from $16.9 million in the first quarter of 2022. Gross margin increased to 23.1% in the first quarter of 2023, compared to 15.0% in the first quarter of 2022.

•	Net income was $15.9 million in the first quarter of 2023, an increase of 236.4% from $4.7 million in the first quarter of 2022.

•	Cash was $162.7 million and restricted cash was $1.5 million as of March 31, 2023, compared to $143.5 million and $1.5 million as of December 31, 2022, respectively.

•	Adjusted EBITDA[1] was $19.8 million in the first quarter of 2023, an increase of 186.5% from $6.9 million in the first quarter of 2022.

Operational Highlights

•	GigaCloud Marketplace GMV[2] was $553.5 million in the 12 months ended March 31, 2023, an increase of 26.3% from $438.1 million in the 12 months ended March 31, 2022.

•	Active 3P sellers[3] were 602 in the 12 months ended March 31, 2023, an increase of 46.8% from 410 in the 12 months ended March 31, 2022.

[1]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

[2]

GigaCloud Marketplace GMV means the total gross merchandise value of transactions ordered through our GigaCloud Marketplace including GigaCloud 3P and GigaCloud 1P, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

[3]	Active 3P sellers means sellers who have sold a product in GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.

•	Active buyers[4] were 4,255 in the 12 months ended March 31, 2023, an increase of 12.5% from 3,782 in the 12 months ended March 31, 2022.

•	Spend per active buyer[5] was $130,083 in the 12 months ended March 31, 2023, an increase of 12.3% from $115,845 in the 12 months ended March 31, 2022.

•

3P seller GigaCloud Marketplace GMV[6] was $285.2 million in the 12 months ended March 31, 2023, an increase of 62.2% from $175.8 million in the 12 months ended March 31, 2022. 3P seller GigaCloud Marketplace GMV represented 51.5% of total GigaCloud Marketplace GMV in the 12 months ended March 31, 2023.

Mr. Larry Lei Wu, Founder, Chairman of the Board of Director and Chief Executive Officer of GigaCloud, commented, “We are extremely proud of our results in the first quarter of 2023. We experienced a gradual normalization of the global supply chain disruption and an improvement in the overall market performance, while there are still uncertainties over the backdrop of weaker consumer demand. Despite these challenges, our exceptional results in the first quarter demonstrated our ability in providing efficient supply chain solutions to our customers, and we will continue to capture these market opportunities and deliver values to our users and shareholders.”

Mr. David Lau, Chief Financial Officer of GigaCloud, added, “During the first quarter of 2023, we delivered record breaking financial and operation results through our relentless focus on execution and as we benefited from the industry-wide normalization of ocean shipping freight cost. The continued increase in our GigaCloud Marketplace GMV as well as our expanded user base are strong testament to the value we offer to streamline cross border transactions of large parcel merchandise. As we look ahead, I am very excited for the opportunities as we continue to drive profitable growth.”

First Quarter 2023 Financial Results

Revenues

Total revenues were $127.8 million in the first quarter of 2023, increased by 13.7% from $112.4 million in the first quarter of 2022. The increase was primarily due to an increase in market demand for large parcel merchandise, leading to increases in our GigaCloud Marketplace GMV and number of sellers and buyers.

[4]	Active buyers means buyers who have purchased a product in the GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
[5]	Spend per active buyer is calculated by dividing the total GigaCloud Marketplace GMV within the last 12-month period by the number of active buyers as of such date.
[6]

3P seller GigaCloud Marketplace GMV means the total gross merchandise value of transactions sold through our GigaCloud Marketplace by 3P sellers, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

•

Service revenue from GigaCloud 3P was $35.1 million in the first quarter of 2023, increased by 12.4% from $31.2 million in the first quarter of 2022. The increase was primarily due to an increase in revenue from last mile delivery services by 77.6% from $10.5 million in the first quarter of 2022 to $18.6 million in the first quarter of 2023, and an increase in revenue from warehouse services by 94.1% from $2.9 million in the first quarter of 2022 to $5.7 million in the first quarter of 2023. The increases were partially offset by a decrease in revenue from ocean transportation services by 78.2% from $12.9 million in the first quarter of 2022 to $2.8 million in the first quarter of 2023 primarily due to the decrease in ocean freight costs which drove down our prices.

•

Product revenue from GigaCloud 1P was $61.4 million in the first quarter of 2023, increased by 13.2% from $54.3 million in the first quarter of 2022. The increase was primarily due to an increase in spend per active buyer.

•

Product revenue from off-platform ecommerce was $31.3 million in the first quarter of 2023, increased by 16.0% from $27.0 million in the first quarter of 2022. The increase was primarily due to an increase in sales on certain third-party off-platform ecommerce.

Cost of Revenues

Cost of revenues was $98.2 million in the first quarter of 2023, increased by 2.8% from $95.6 million in the first quarter of 2022.

•

Cost of services decreased by 1.5% from $29.2 million in the first quarter of 2022 to $28.8 million in the first quarter of 2023, primarily due to a decrease in delivery cost from $24.0 million in the first quarter of 2022 to $20.7 million in the first quarter of 2023 as ocean freight costs decreased, partially offset by an increase in staff cost from $1.1 million in the first quarter of 2022 to $3.1 million in the first quarter of 2023.

•

Cost of product sales increased by 4.6% from $66.4 million in the first quarter of 2022 to $69.5 million in the first quarter of 2023, primarily due to an increase in product costs from $49.5 million in the first quarter of 2022 to $52.9 million in the first quarter of 2023.

Gross Profit and Gross Margin

Gross profit was $29.6 million in the first quarter of 2023, increased by 75.3% from $16.9 million in the first quarter of 2022. Gross margin increased to 23.1% in the first quarter of 2023, compared to 15.0% in the first quarter of 2022.

Operating Expenses

Total operating expenses were $11.7 million in the first quarter of 2023, increased by 24.8% from $9.4 million in the first quarter of 2022.

•

Selling and marketing expenses were $6.9 million in the first quarter of 2023, increased by 24.0% from $5.6 million in the first quarter of 2022. The increase was primarily due to an increase in staff cost related to selling and marketing personnel from $2.7 million in the first quarter of 2022 to $3.6 million in the first quarter of 2023, and an increase in platform service fee we paid to certain third-party ecommerce websites from $2.4 million in the first quarter of 2022 to $2.7 million in the first quarter of 2023.

•

General and administrative expenses were $4.2 million in the first quarter of 2023, increased by 8.4% from $3.8 million in the first quarter of 2022. The increase was primarily due to an increase in rental expenses from $0.2 million in the first quarter of 2022 to $0.6 million in the first quarter of 2023, and an increase in staff cost related to general and administrative personnel from $1.6 million in the first quarter of 2022 to $1.8 million in the first quarter of 2023.

•

Research and development expenses were $0.7 million in the first quarter of 2023, while the Company did not have research and development expenses in the first quarter of 2022. The increase was primarily due to system wide technological upgrades on GigaCloud Marketplace to support the Company’s growth.

Operating Income

Operating income was $17.9 million in the first quarter of 2023, increased by 138.7% from $7.5 million in the first quarter of 2022.

Income Tax Expenses

Income tax expenses were $3.8 million in the first quarter of 2023, increased by 133.7% from $1.6 million in the first quarter of 2022.

Net Income

Net income was $15.9 million in the first quarter of 2023, an increase of 236.4% from $4.7 million in the first quarter of 2022.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.39 in the first quarter of 2023, compared to $0.13 in the first quarter of 2022.

Adjusted EBITDA

Adjusted EBITDA7 was $19.8 million in the first quarter of 2023, increased by 186.5% from $6.9 million in the first quarter of 2022.

Balance Sheet

As of March 31, 2023, the Company had cash of $162.7 million and restricted cash of $1.5 million, compared to $143.5 million and $1.5 million as of December 31, 2022, respectively.

Cash Flow

Net cash provided by operating activities was $20.3 million in the first quarter of 2023, compared to net cash used in operating activities of $14.5 million in in the first quarter of 2022, primarily attributable to net income of $15.9 million in the first quarter of 2023, adjusted primarily by lease expense to reduce right-of-use assets and further adjusted by changes in operating lease liabilities, accrued expenses and other current liabilities, income tax payables, accounts receivable, inventories and prepayments and other current assets and accounts payable.

[7]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Net cash used in investing activities was $0.1 million in the first quarter of 2023 compared to $0.1 million in the first quarter of 2022, primarily consisted of cash paid for purchase of property and equipment.

Net cash used in financing activities was $1.0 million in the first quarter of 2023, primarily attributable to repayment of finance lease obligations and repayment of bank loans. Net cash provided by financing activities was $0.3 million in the first quarter of 2022, primarily attributable to proceeds from prepaid consideration of restricted shares in the first quarter of 2022, partially offset by repayment of finance lease obligations and repayment of bank loans.

Business Outlook

The Company expects its total revenues to be between $140 million and $145 million in the second quarter of 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing/Hong Kong Time) on May 24, 2023.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://register.vevent.com/register/BIdb6c0e490dc34795bedfa54b4ce8bc2f

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://investors.gigacloudtech.com/.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Non-GAAP Financial Measures

The Company uses Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation and amortization, further adjusted to exclude share-based compensation expense, a non-GAAP financial measure, to understand and evaluate its core operating performance. Non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Investor Relations

Email: investor.relations@gigacloudtech.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	March 31,
	2022	2023
	US$	US$
ASSETS
Current assets
Cash	143,531	162,663
Restricted cash	1,545	1,547
Accounts receivable, net	27,142	29,810
Inventories	78,338	80,440
Prepayments and other current assets	7,566	9,976

Total current assets	258,122	284,436

Non-current assets
Operating lease right-of-use assets	144,168	136,681
Property and equipment, net	13,053	12,818
Deferred tax assets	75	75
Other non-current assets	3,182	3,188

Total non-current assets	160,478	152,762

Total assets	418,600	437,198

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands)

	December 31,	March 31,
	2022	2023
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term borrowings	207	131
Accounts payable (including accounts payable of VIEs without recourse to the Company of US$4,185 and US$4,319 as of December 31, 2022 and March 31, 2023, respectively)	31,573	33,349
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of US$385 and US$218 as of December 31, 2022 and March 31, 2023, respectively)	2,001	2,126
Current operating lease liabilities (including current operating lease liabilities of VIEs without recourse to the Company of US$1,864 and US$1,258 as of December 31, 2022 and March 31, 2023, respectively)	27,653	27,681
Income tax payable (including income tax payable of VIEs without recourse to the Company of US$280 and US$271 as of December 31, 2022 and March 31, 2023, respectively)	4,142	7,828
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of US$442 and US$926 as of December 31, 2022 and March 31, 2023, respectively)	37,062	41,750

Total current liabilities	102,638	112,865

Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIEs without recourse to the Company of US$3,322 and US$1,488 as of December 31, 2022 and March 31, 2023, respectively)	116,564	109,499
Deferred tax liabilities	472	327
Finance lease obligations, non-current	867	389
Non-current income tax payable	2,894	2,954

Total non-current liabilities	120,797	113,169

Total liabilities	223,435	226,034

Commitments and contingencies	—	—

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands except for share data and per share data)

	December 31,	March 31,
	2022	2023
	US$	US$
Shareholders’ equity
Treasury shares, at cost (4,624,039 and 58,572 shares held as of December 31, 2022 and March 31, 2023, respectively)	(231)	(2)
Subscription receivable from ordinary shares	(81)	(312)
Class A ordinary shares (US$0.05 par value, 50,673,268 shares authorized, 31,357,814 and 31,416,426 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	1,568	1,571
Class B ordinary shares (US$0.05 par value, 9,326,732 shares authorized, issued and outstanding as of both December 31, 2022 and March 31, 2023)	466	466
Additional paid-in capital	109,049	109,300
Accumulated other comprehensive income	804	610
Retained earnings	83,590	99,531

Total shareholders’ equity	195,165	211,164

Total liabilities and shareholders’ equity	418,600	437,198

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except for share data and per share data)

	Three Months Ended March 31,
	2022	2023
	US$	US$
Revenues
Service revenues	31,218	35,096
Product revenues	81,224	92,701

Total revenues	112,442	127,797

Cost of revenues
Services	(29,201)	(28,767)
Product sales	(66,371)	(69,456)

Total cost of revenues	(95,572)	(98,223)

Gross profit	16,870	29,574
Operating expenses
Selling and marketing expenses	(5,562)	(6,896)
General and administrative expenses	(3,827)	(4,150)
Research and development expenses	—	(672)

Total operating expenses	(9,389)	(11,718)

Operating income	7,481	17,856
Interest expense	(164)	(113)
Interest income	92	590
Foreign currency exchange gains (losses), net	(1,230)	1,385
Others, net	167	(21)

Income before income taxes	6,346	19,697
Income tax expense	(1,607)	(3,756)

Net income	4,739	15,941

Accretion of Redeemable Convertible Preferred Shares	(370)	—

Net income attributable to ordinary shareholders	4,369	15,941

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(69)	(194)

Total other comprehensive loss	(69)	(194)

Comprehensive Income	4,670	15,747

Net income per ordinary share
—Basic and diluted	0.13	0.39
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
—Basic and diluted	12,999,986	40,716,501

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,
	2022	2023
	US$	US$
Operating activities:
Net Income	4,739	15,941
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	47	55
Inventory write-down	910	242
Deferred tax	(249)	(145)
Share-based compensation	199	247
Depreciation and amortization	311	380
Lease expense to reduce right-of-use assets	7,420	7,067
Unrealized foreign currency exchange gains	—	(419)
Changes in operating assets and liabilities:
Accounts receivable	(3,123)	(2,705)
Inventories	(30,213)	(2,344)
Prepayments and other current assets	809	(2,266)
Accounts payable	8,077	1,738
Contract liabilities	(18)	125
Income tax payable	653	3,697
Accrued expenses and other current liabilities	2,741	5,350
Operating lease liabilities	(6,815)	(6,617)

Net cash provided by (used in) operating activities	(14,512)	20,346

Investing activities:
Cash paid for purchase of property and equipment	(80)	(137)

Net cash used in investing activities	(80)	(137)

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

	Three Months Ended March 31,
	2022	2023
	US$	US$
Financing activities:
Repayment of finance lease obligations	(1,232)	(840)
Repayment of bank loans	(85)	(76)
Proceeds from prepaid consideration of restricted shares	1,578	—

Net cash provided by (used in) financing activities	261	(916)

Effect of foreign currency exchange rate changes on cash and restricted cash	(5)	(159)

Net (decrease)/increase in cash and restricted cash	(14,336)	19,134

Cash and restricted cash at the beginning of the period	63,862	145,076

Cash and restricted cash at the end of the period	49,526	164,210

Supplemental information
Interest expense paid	164	113
Income taxes paid	1,203	204
Non-cash investing and financing activities:
Purchase of property and equipment under finance leases	2,719	—

GigaCloud Technology Inc

UNAUDITED RECONCILIATION OF ADJUSTED EBITDA

(In thousands)

	Three Months Ended March 31,
	2022	2023
	US$	US$
Net Income	4,739	15,941
Add: Income tax expense	1,607	3,756
Add: Interest expense	164	113
Less: Interest income	(92)	(590)
Add: Depreciation and amortization	311	380
Add: Share-based compensation expenses	199	247

Adjusted EBITDA	6,928	19,847